
07006762

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 44466 ~~029678~~

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN HERITAGE SECURITIES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
655 WEST MARKET STREET
(No. and Street)

AKRON, OHIO 44303
(City) (State) (Zip Code)

PROCESSED
APR 17 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDGAR G INGRAHAM 330-535-0881
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LUX & ASSOCIATES, CPA INC. LUX, RALPH EDWARD
(Name — *if individual, state last, first, middle name*)

867 MOE DRIVE SUITE E AKRON, OH 44310
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 05 2007
WASH, D.C.
213

CHECK ONE:
- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDGAR G INGRAHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN HERITAGE SECURITIES INC, as of DECEMBER 31, 19 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

My commission Expires 12/18/07

This report** contains (check all applicable boxes):

- ☐XX (a) Facing page.
- ☐XX (b) Statement of Financial Condition. / BALANCE SHEET
- ☐XX (c) Statement of Income (Loss).
- ☐XX (d) Statement of Changes in Financial Condition.
- ☐XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. NOT APPLICABLE
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. NOT APPLICABLE
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. NOT APPLICABLE
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT APPLICABLE
- ☒XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. NOT APPLICABLE
- ☒XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN HERITAGE SECURITIES, INC.
Akron, Ohio

AUDITED FINANCIAL STATEMENT
with
Accountant's Audited Report

for the
Year Ended December 31, 2006

LUX & ASSOCIATES CPA, INC.

867 Moe Drive Suite E
Akron, Ohio 44310
(330) 633-5259
Fax (330) 630-0447
www.luxcpa.com

CPA'S, CONSULTANTS & BUSINESS DEVELOPMENT SPECIALISTS

Board of Directors
American Heritage Securities, Inc.
Akron, Ohio 44303

We have examined the Balance Sheet of American Heritage Securities, Inc. as of December 31, 2006, and the related Statements of Income, Retained Earnings, and Changes in Financial Position for the year then ended. Our examination was made in accordance with generally accepted auditing standards, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

These statements are to comply with the annual audit report required by the Securities and Exchange Commission form X-17A-5 Part III. In addition to the above listed statements this report also includes a Statement of Changes in Liabilities, and a computation of Net Capital.

In our opinion the aforementioned financial statements, computations, and supplemental findings, present fairly the financial position of American Heritage Securities, Inc. at December 31, 2006 and the results of its operation and the changes in financial position for the year then ended in conformity with generally accepted accounting principles.

Lux & Associates, CPA Inc

February 25, 2007

AMERICAN HERITAGE SECURITIES INC
Balance Sheet
As Of December 31, 2006

ASSETS

CURRENT ASSETS		
Cash On Hand And In Banks	$	62,765
Accounts Receivable		4,761
Cash Deposit-CRD		12
TOTAL CURRENT ASSETS		67,538
FIXED ASSETS		
Automobile		30,943
Furniture and Fixtures		33,338
Less Accumulated Depreciation		(49,435)
TOTAL FIXED ASSETS		14,846
OTHER ASSETS		
Deposits-Clearing		21,099
Investment		95,038
Notes receivable - long term		157,787
Security Deposits		2,200
TOTAL OTHER ASSETS		276,124
TOTAL ASSETS	$	358,508

LIABILITIES & STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable-Trade	$	2,851
Accrued Payroll		1,784
Withheld and Accrued Payroll Taxes		9,618
TOTAL CURRENT LIABILITIES		14,253
STOCKHOLDER'S EQUITY		
Capital Stock		45,000
Retained Earnings		299,255
TOTAL STOCKHOLDER'S EQUITY		344,255
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	358,508

See accompanying notes and accountants' report.

AMERICAN HERITAGE SECURITIES INC
STATEMENT OF RETAINED EARNINGS
For The Year Ended December 31, 2006

BEGINNING RETAINED EARNINGS	$	264,319
DIVIDENDS PAID		(30,000)
NET INCOME (LOSS)		64,936
ENDING RETAINED EARNINGS	$	299,255

See accompanying notes and accountants' report

AMERICAN HERITAGE SECURITIES INC
Statement of Income
For The Year Ended December 31, 2006

			%
REVENUE			
Commissions Earned	$	150,441	53.40
Miscellaneous Income		131,296	46.60
TOTAL REVENUE		281,737	100.00
OPERATING EXPENSES			
Salaries and Wages		46,779	16.60
Automobile Expense		1,043	0.37
Commission Expense		118,893	42.20
Dues and Subscriptions		401	0.14
Insurance		554	0.20
Legal and Accounting		830	0.29
Miscellaneous Expense		57	0.02
Office & Postage		1,424	0.51
Other Operating Expenses		553	0.20
Payroll Taxes		7,626	2.71
Professional Development		73	0.03
Registration Fees		2,280	0.81
Rents		26,280	9.33
Repairs and Maintenance		2,578	0.92
Travel		1,325	0.47
Utilities		1,784	0.63
Information Services		8,929	3.17
Pension Plan		1,403	0.50
TOTAL OPERATING EXPENSES		222,812	79.09
INCOME (LOSS) FROM OPERATIONS		58,925	20.91
OTHER INCOME and (EXPENSE)			
Depreciation-Section 179 Write-Off		(2,210)	(0.78)
Interest/Dividend Income		12,841	4.56
Interest Expense		(9)	-0-
Gain (Loss) on Sale of Assets		(112)	(0.04)
Mark to the Market		11,247	3.99
TOTAL OTHER INCOME AND (EXPENSE)		21,757	7.72
INCOME (LOSS) BEFORE TAXES		80,682	28.64
PROVISION FOR TAXES			
Provision For Federal Income Tax		15,746	5.59
TOTAL PROVISION FOR TAXES		15,746	5.59
NET INCOME (LOSS)	$	64,936	23.05

See accompanying notes and accountants' report

AMERICAN HERITAGE SECURITIES, INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 64,936.	
ADJUSTMENT TO RECONCILE NET INCOME (LOSS) TO NET CASH:		
Depreciation-Section 179 write off	2,210.	
(Increase) Decrease In:		
Accounts Receivable	3,253.	
Other Assets	(48,976.)	
Increase (Decrease) In:		
Accounts Payable	14.	
Accrued & Withheld Taxes & Expenses	3,260.	
NET CASH PROVIDED (USED) BY OPERATIONS		$ 24,697.
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(2,210.)	
Payment of dividends	(30,000.)	
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES		$(32,210.)
NET INCREASE (DECREASE) IN CASH		$(7,513.)
CASH AT BEGINNING OF PERIOD		70,278.
CASH AT END OF PERIOD		**$ 62,765.**
		==========

See accompanying notes and accountants' report

AMERICAN HERITAGE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

A) INCORPORATION AND ACCOUNTING INFORMATION:
The company is incorporated under the laws of the State of Ohio. It located the principal office in Akron, Ohio and was authorized to do business as of December 17, 1991. Capital stock was issued on January 6, 1992. The books, records and income tax return are maintained on the accrual method of accounting.

B) EQUIPMENT AND DEPRECIATION:
Equipment is carried at cost. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts and the net difference less any amount realized from the disposition is reflected in earnings.

Maintenance and repairs, including the replacement of minor items are expenses as incurred, and major additions to equipment are capitalized. Depreciation is calculated on the straight-line, ACRS or MACRS method over the estimated useful life of the assets. The company also takes advantage of the IRS section 179 regulation permitting a total write-off of assets during the year of acquisition within certain dollar limits. The current year depreciation charged to expense is $ -0-. The section 179 write-off of assets for the current year is $ 2,210.

C) NOTES RECEIVABLE:
During the year the corporation loaned money to a officer-shareholder over a ten year period at current market interest rates, with a monthly amortization schedule which is proper and current.

D) TAXES ON INCOME:
On the profit of $ 80,682. the company has a federal income tax due of $ 15,746.

E) LEASES:
During the year the corporation relocated the operation into a office building owed by the officer-shareholder, and has entered into a initial three year lease agreement at competitive market rates.

AMERICAN HERITAGE SECURITIES INC 8-029678
FOR THE YEAR ENDED DECEMBER 31, 2006

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		309,319	[4240]
A.	Net income (loss)		64,936	[4250]
B.	Additions (includes non-conforming capital of	[4262])		[4260]
C.	Deductions (includes non-conforming capital of DIVIDENDS PAID	[4272])	-30,000	[4270]
2.	Balance, end of period (From item 1800)		344,255	[4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
A.	Increases		[4310]
B.	Decreases		[4320]
4.	Balance, end of period (From item 3520)	0	[43-

AMERICAN HERITAGE SECURITIES INC 8-029678

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Finaacial Condition			344,255 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			344,255 [3500]
4.	Add:			
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**			0 [3520]
	B. **Other (deductions) or allowable credits (List)**			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			344,255 [3530]
6.	Deductions and/or charges:			
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**		197,102 [3540]	
	B. **Secured demand note deficiency**		[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**		[3600]	
	D. **Other deductions and/or charges**		[3610]	-197,102 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			147,153 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. **Contractual securities commitments**		[3660]	
	B. **Subordinated securities borrowings**		[3670]	
	C. **Trading and investment securities:**			
	1. **Exempted securities**		[3735]	
	2. **Debt securities**		[3733]	
	3. **Options**		[3730]	
	4. **Other securities**		[3734]	

AMERICAN HERITAGE SECURITIES INC 8-029678

D. **Undue Concentration** [3650]

E. **Other (List)**

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	-8,129 [3740]

10. Net Capital 139,024 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	950 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	134,024 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	137,599 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition 14,253 [3790]

17. Add:

A. **Drafts for immediate credit** [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** [3810]

C. **Other unrecorded amounts(List)**

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness 14,253 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) % 10.25 [3850]

LUX & ASSOCIATES CPA, INC.

CPA'S, CONSULTANTS & BUSINESS DEVELOPMENT SPECIALISTS

867 Moe Drive Suite E
Akron, Ohio 44310
(330) 633-5259
Fax (330) 630-0447
www.luxcpa.com

February 25, 2007

American Heritage Securities, Inc.
655 W. Market Street
Akron, Ohio 44303-1438

Re: Supplemental Report to Annual Audit

Gentlemen:

In reviewing the Computation of Net Capital and Computation of Reserve Requirement as prepared by the company for the monthly/quarterly focus report we find the following:

MATERIAL INADEQUACIES-the audit did not disclose any material inadequacies, nor did we find any corrective action that needed to be taken.

MATERIAL DIFFERENCES-our final report substantially agreed with the preliminary report that you filed in January 2007.

Thank you for your help and assistance during the annual audit and if we can provide any additional information please contact us.

Lux & associates CPA Inc.

END

Dennis Lux, Accounting / Management Services

Ralph Lux, Tax / Financial Services